UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/ A1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2
(Amendment No. 1)

Constellation Energy Partners LLC
(Name of Issuer)

Common Units
(Title of Class of Securities)

21038E101
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☑      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21038E101	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Essex Equity Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,020,896
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,020,896
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,312
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.12%
12	TYPE OF REPORTING PERSON IA, HC

CUSIP No. 21038E101	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Richmond Hill Investment Co., LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 147,416
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 147,416
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,312
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.12%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 21038E101	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Richmond Hill Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 147,416
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 147,416
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,312
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.12%
12	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 21038E101	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Richmond Hill Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 147,416
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 147,416
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,312
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.12%
12	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 21038E101	13G	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS Ryan P. Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 147,416
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 147,416
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,312
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.12%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 21038E101	13G	Page 7 of 9 Pages

Item 1(a).	Name of Issuer: Constellation Energy Partners LLC

Item 1(b).	Address of Issuer’s Principal Executive Offices: 1801 Main Street Suite 1300 Houston, TX 77002

Item 2(a).
Name of Person Filing:

Essex Equity Capital Management, LLC,  Richmond Hill Investment Co., LP, Richmond Hill Capital Management LLC, Richmond Hill Advisors, LLC and Ryan P. Taylor.  Essex Equity Capital Management, LLC is the investment manager and control person of Essex Equity Joint Investment Vehicle, LLC, the holder of 2,020,896 common units of the Issuer.  Ryan P. Taylor is the control person of each of Richmond Hill Advisors, LLC and Capital Management LLC, which is the control person of Richmond Hill Investment Co., LP.  Richmond Hill Investment Co., LP is the investment manager and Richmond Hill Advisors, LLC is the general partner, of Richmond Hill Capital Partners, LP, the holder of 147,416 common units of the Issuer.

Item 2(b).	Address of Principal Business Office or, if none, Residence: 375 Hudson Street 12th Floor New York, NY 10014

Item 2(c).	Citizenship: See the response(s) to Item 4 on the attached cover page(s).

Item 2(d).	Title of Class of Securities: Common Units

Item 2(e).	CUSIP Number: 21038E101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

CUSIP No. 21038E101	13G	Page 8 of 9 Pages

Item 4.
Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)      Amount Beneficially owned: See the response(s) to Item 9 on the attached cover page(s).

(b)      Percent of Class: See the response(s) to Item 11 on the attached cover page(s), which was determined by dividing the number of shares beneficially held by the Reporting Persons by 23,768,193, the number of shares of common units outstanding as of November 4, 2011, as reported in the Issuer’s Form Quarterly report on 10-Q for the fiscal quarter ended September 30, 2011 filed with the Securities and Exchange Commission on November 4, 2011.

(c)      Number of shares as to which the person has:

   (i)      Sole power to vote or to direct the vote:
   See the response(s) to Item 5 on the attached cover page(s).

   (ii)     Shared power to vote or to direct the vote:
   See the response(s) to Item 6 on the attached cover page(s).

   (iii)    Sole power to dispose or to direct the disposition of:
   See the response(s) to Item 7 on the attached cover page(s).

   (iv)    Shared power to dispose or to direct the disposition of:
   See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

CUSIP No. 21038E101	13G	Page 9 of 9 Pages

Item 10.
Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   February 14, 2012

ESSEX EQUITY CAPITAL MANAGEMENT, LLC

By:	/s/ JOHN LIU
Name: John Liu
Title: Chief Executive Officer

RICHMOND HILL INVESTMENT CO., LP

By:	/s/ RYAN P. TAYLOR
Name: Ryan P. Taylor
Title: Managing Partner

RICHMOND HILL CAPITAL MANAGEMENT, LLC

By:	/s/ RYAN P. TAYLOR
Name: Ryan P. Taylor Title: Managing Member

RICHMOND HILL ADVISORS, LLC

By:	/s/ RYAN P. TAYLOR
Name: Ryan P. Taylor Title: Managing Member

/s/ RYAN P. TAYLOR
Ryan P. Taylor